UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR
SERVICE OF PROCESS BY FOREIGN
BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR
HOLDING COMPANIES AND FINANCE
SUBSIDIARIES MAKING PUBLIC
OFFERINGS OF SECURITIES IN THE
UNITED STATES

A.	Name of issuer or person filing (“Filer”): Royal Bank of Canada

B.	This is (select one):

☒	an original filing for the Filer

☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Royal Bank of Canada

Form type:	SF-3

File Number (if known):	333-269709-02

Filed by:	Royal Bank of Canada

Date Filed (if filed concurrently, so indicate):	March 14, 2024, filed concurrently

D.	The Filer is a Schedule I bank under the Bank Act (Canada) and has its principal place of business at 200 Bay Street, Royal Bank Plaza, Toronto, Ontario, Canada M5J 2J5, telephone (416) 974-5151.

E.	The Filer designates and appoints Cogency Global Inc. (the “Agent”), located at 122 East 42nd Street, 18th Floor, New York, NY 10168, telephone (212) 947-7200, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form SF-3 filed on March 14, 2024 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, this 14th day of March, 2024.

ROYAL BANK OF CANADA,
as Co-Registrant

By:	/s/ Jason Drysdale
Jason Drysdale,
Executive Vice-President and Treasurer

This statement has been signed by the following person in the capacity indicated and on this 14th day of March, 2024.

Cogency Global Inc., Agent for Service of Process in the United States

/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President

Royal Bank of Canada

Certificate

I, Joe Cumming, in my capacity as Assistant General Counsel and Assistant Secretary of Royal Bank of Canada (the “Bank”) and not in my personal capacity and without personal liability, do hereby certify that to the best of my knowledge (i) the following resolutions of the Bank, which authorizes an Authorized Officer of the Bank to appoint an agent for service of process in the United States, are true copies of the resolutions duly passed by the Board of Directors of the Bank at a meeting duly called and held on the 25th day of May, 2022, and (ii) said resolutions have not been amended or rescinded and are still in full force and effect as of the date hereof.

“RESOLVED … THAT in connection with any credit card receivables-backed financing transaction (“Receivables Financing Transaction”), the Bank is authorized to sell co-ownership interests in its credit card receivables to the Trust or one or more direct or indirect SPEs, and, in its capacity as administrative agent of the Trust (the “Administrative Agent”), to arrange for the issuance and sale, by the Trust or one or more direct or indirect SPEs, notes, certificates or other securities in one or more classes or series (“Credit Card ABS”) collateralized or backed by or representing an interest in, directly or indirectly, the Bank’s credit card receivables, in one or more private or public offerings in Canada, the United States or any foreign country, all upon such terms and conditions as may be approved from time to time by any one of the Chief Executive Officer, the Chief Financial Officer, a Group Head, the Chief Risk Officer, the Treasurer, an Executive Vice-President or a Senior Vice-President of the Bank (any one of whom is an “Authorized Officer”), any two Vice-Presidents of the Bank acting together (any two of whom collectively are an “Authorized Officer”), any delegate appointed by an Authorized Officer in writing (including by electronic means), or, in the case of Golden Credit Card LP, any two directors or officers of Managing GPCo (as defined below) acting together, on behalf of Golden Credit Card LP (as defined below) (any Authorized Officer or any delegate appointed by an Authorized Officer, each, a “Golden Authorized Officer”, and any two directors or officers of Managing GPCo collectively are a “Golden Authorized Officer”).

* * *

RESOLVED … THAT in furtherance of the Board’s resolutions passed on May 20, 1999 authorizing the creation and establishment of the Program, any Golden Authorized Officer be, and each of them hereby is, authorized, in the name of and on behalf of each of the Bank, including in its capacity as Administrative Agent, and Golden Credit Card LP, by its Managing GPCo, as applicable, to prepare, execute and cause to be filed with the Securities and Exchange Commission (the "SEC"), one or more registration statements on Form SF-3 (each, a “Registration Statement"), for the purpose of registering under the United States Securities Act of 1933, as amended (the "Securities Act"), for sale at any time or from time to time in the future, Credit Card ABS, with such changes as any Golden Authorized Officer executing the same may approve, as conclusively evidenced by his or her execution thereof.

RESOLVED … THAT the Golden Authorized Officers be, and each of them hereby is, authorized, in the name and on behalf of the Bank, including in its capacity as Administrative Agent, and Golden Credit Card LP, by its Managing GPCo, as applicable, to execute and cause to be filed with the SEC, at any time or from time to time in the future, any and all amendments

(including, without limitation, pre-effective and post-effective amendments) and any subsequent registration statements pursuant to Rule 462(b) under the Securities Act and any amendment or amendments thereto or supplements to such Registration Statement and any prospectus included therein and any additional documents (including but not limited to trust indentures and any supplements thereto, series purchase agreements, underwriting or agency agreements and any exhibits to the Registration Statement) that any said officer may deem necessary or desirable with respect to the registration and offering of the Credit Card ABS, such amendments, supplements and other documents to be in such form as the officer(s) executing the same or the Registration Statement may approve, as conclusively evidenced by his or her execution thereof.

* * *

RESOLVED … THAT the Golden Authorized Officers be, and each of them hereby is, authorized, in the name and on behalf of the Bank, including in its capacity as Administrative Agent, and Golden Credit Card LP, by its Managing GPCo, as applicable, to appoint an agent for service of process under the Securities Act in connection with any such Registration Statement and any and all amendments (including, without limitation, post-effective amendments) and supplements thereto, with all the powers incident to such appointment.”

IN WITNESS WHEREOF I have hereunto subscribed my name in the City of Toronto, in the Province of Ontario, Country of Canada, this 14th day of March, 2024.

By:	/s/ Joe Cumming
Joe Cumming,
Assistant General Counsel and Assistant Secretary